UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 9, 2005

Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Room 503, 5/F, Lucky Commercial Center
103 Des Voeux Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation, dated November 9, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 9, 2005	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

    Seaspan Corporation
    Room 503, 5/F, Lucky Commercial Center
    103 Des Voeux Road West
    Hong Kong, China

    c/o 2600 - 200 Granville Street
    Vancouver, BC
    Canada V6C 1S4
    Tel: 604-482-8777
    Fax: 604-648-9782
    www.seaspancorp.com

NEWS RELEASE

SEASPAN REPORTS RESULTS FOR PERIOD ENDED SEPTEMBER 30, 2005 AND
DECLARES CASH DIVIDEND

Hong Kong, China, November 9, 2005 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today its financial results for the three month period, which reflects 50 days of operations from the closing of its initial public offering (“IPO”) on August 12, 2005 through September 30, 2005. On August 12, 2005, Seaspan completed its IPO and issued 28,570,000 common shares and 7,145,000 subordinated shares, for gross proceeds of $600.0 million and $150.0 million, respectively. On August 12, 2005, Seaspan also issued 100 incentive shares to our Manager in connection with providing us with strategic services. On September 13, 2005, our underwriters exercised their over-allotment option and we issued an additional 276,500 common shares for gross proceeds of $5.8 million. On the completion of the initial public offering, Seaspan acquired eight 4250 twenty foot equivalent unit (“TEU”) vessels and two 8500 TEU vessels from wholly owned subsidiaries of Seaspan Container Lines Limited.

“We are pleased with our performance during this period since our IPO and we are proud to announce our first dividend payment in accordance with our policy announced in the prospectus filed in connection with our IPO. We have begun to ramp up our contracted fleet, adding two vessels during this period, both ahead of schedule,” said Gerry Wang, Chief Executive Officer of Seaspan. “Our stated strategy is to offer long term charters to our customers at competitive rates with the aim of delivering strong and stable cash flows for distribution to our shareholders. We are excited about the growth potential of the container sector and our ability to deliver incremental growth to our shareholders through the expansion of our fleet, while also providing stability, even in cyclical markets.”

Period Highlights

•	Successfully completed a $750.0 million IPO and obtained a $1.0 billion credit facility.

•	Reported net earnings of $5.1 million for the period, and earnings per share of $0.14 for the period.

•	Generated $7.8 million of cash available for distribution during the period.

•	Declared a quarterly dividend of $0.23 per share, prorated for the portion of the quarter following the IPO.

•	Acquired two additional 4250 TEU vessels, bringing the Seaspan chartered fleet to a total of 12 vessels in operation as at September 30, 2005.

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Results for the period ended September 30, 2005

Seaspan reported revenue of $11.4 million for the period ended September 30, 2005. Net earnings for the period were $5.1 million. Total operating expenses were $5.5 million, and were comprised of ship operating costs of $2.7 million, depreciation of $2.3 million and general and administrative costs of $0.5 million.

Seaspan reported basic and fully diluted earnings of $0.14 per share for the period ended September 30, 2005.

During this period, Seaspan generated $7.8 million of cash available for distribution, a non-GAAP measure. Please read Reconciliation of Non-GAAP Financial Measures—Description of Non-GAAP Financial Measures—Cash Available for Distribution for a description of cash available for distribution and a reconciliation of net earnings to cash available for distribution.

Seaspan has declared a quarterly cash dividend of $0.23 per share, prorated for the portion of the quarter from the IPO date of August 12, 2005 to September 30, 2005, representing a total cash distribution of $8.3 million. Seaspan’s Board of Directors has adopted a policy to pay a regular quarterly dividend of $0.425 per share on Seaspan’s common and subordinated shares throughout the period of delivery of Seaspan’s contracted fleet. The dividend for this period has been prorated to represent the portion of the quarter following the completion of our IPO. The cash dividend is payable on December 5, 2005, to all shareholders of record on November 21, 2005.

Operational highlights

Seaspan began operations on August 12, 2005 with eight 4250 TEU vessels and two 8500 TEU vessels. During the period, an additional two 4250 TEU vessels were purchased and began their charters, for a total of twelve vessels in operation as of September 30, 2005.

•
On August 17, 2005, Seaspan purchased its 11th vessel, the 4250 TEU CSCL Melbourne for $52.7 million. The CSCL Melbourne was constructed and delivered approximately two weeks ahead of the contractual delivery date, and is chartered to China Shipping (Group) Company, or China Shipping, which has subchartered them to China Shipping Container Lines Company, Limited (“CSCL”).

•
On September 15, 2005, Seaspan purchased its 12th vessel, the 4250 TEU CSCL Brisbane for $52.7 million. The CSCL Brisbane was constructed and delivered approximately four weeks ahead of the contractual delivery date, and is chartered to CSCL.

•	Seaspan’s fleet was 100% utilized during the initial 50 day operating period.

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The following table summarizes the number of vessels in Seaspan’s fleet as it takes scheduled delivery:

	Actual		Forecasted
	Upon Closing	Third Quarter	Fourth Quarter	Years Ending December 31,
Vessel Size	of IPO	2005	2005	2006	2007
4250 TEU Class	8	10	11	16	19
8500 TEU Class	2	2	2	2	2
9600 TEU Class	—	—	—	—	2
Operating Vessels	10	12	13	18	23
Capacity (TEU)(1)	50,960	59,466	63,719	84,984	116,903

(1) Seaspan’s 4250 TEU vessels, 8500 TEU vessels, and 9600 TEU vessels have an actual capacity of 4253 TEU, 8468 TEU, and 9580 TEU, respectively.

Other Highlights

On October 18, 2005, Seaspan purchased its 13th vessel, the 4250 TEU CP Kanha. The CP Kanha was constructed and delivered approximately eight weeks ahead of the contractual delivery date, and is the first of nine vessels which are chartered to CP USA, a subsidiary of CP Ships Limited.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 13 containerships consisting of eleven 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 22 months, Seaspan will acquire ten additional vessels consisting of eight 4250 TEU vessels and two 9600 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

Conference Call and Webcast

Seaspan will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Wednesday, November 9, 2005, at 2:00 pm PT / 5:00 pm ET. Participants should call (800) 361-0912  (US/Canada) or (913) 981-5559 (International) and request the Seaspan call. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call (888) 203-1112 or (719) 457-0820 and enter confirmation code 8141824. The recording will be available from Wednesday, November 9, 2005 at 5:00 pm PT / 8:00 p.m. ET through Tuesday, November 22nd at 11:59 p.m. (EST). A live broadcast of the earnings conference call will also be available via the Internet at www.seaspancorp.com under our Investor Relations section; or go directly to http://ssw.client.shareholder.com/eventdetail.cfm?eventid=22480. The webcast will be archived on the site for one year.

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UNAUDITED BALANCE SHEET
AS AT SEPTEMBER 30, 2005

(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$8,471
Receivable from charterer	30
Prepaid expenses	2,270
10,771

Vessels	569,178

Deferred financing fees	7,011
$586,960
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,532
Deferred revenue	1,655
3,187
Long-term debt	66,000

Fair value of interest rate swaps	323
69,510

Share capital	512,679

Retained earnings	5,094

Accumulated other comprehensive loss	(323)

Total shareholders’ equity	517,450
$586,960

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UNAUDITED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

(in thousands of U.S. dollars, except per share amount)
Revenue	$11,409

Operating expenses:
Ship operating	2,670
Depreciation	2,277
General and administrative	523
5,470

Operating earnings	5,939

Other expenses:
Interest, net	203
Undrawn credit facility fee	402
Amortization of deferred financing fees	240
845

Net earnings	$5,094

Earnings per share, basic and diluted	$0.14

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UNAUDITED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

(in thousands of U.S. dollars)
Cash provided by (used in):
Operating activities:
Net earnings	$5,094
Items not involving cash:
Depreciation	2,277
Amortization of deferred financing fees	240
Change in non-cash operating working capital	887

Cash from operating activities	8,498

Investing activities:
Expenditures for vessels	(105,343)
Vessels acquired at completion of initial public offering	(664,016)

Cash used in investing activities	(769,359)

Financing activities:
Common shares issued, net of share issue costs	710,583
Draws on credit facility	66,000
Financing fees incurred	(7,251)

Cash from financing activities	769,332

Increase in cash and cash equivalents	8,471

Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$8,471

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RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measures —Cash Available for Distribution

Cash available for distribution represents net earnings adjusted for depreciation, net interest expense and amortization of deferred financing fees. Cash available for distribution is a non-GAAP quantitative standard used in the publicly-traded investment community to assist in evaluating a company’s ability to make quarterly cash dividends. Cash available for distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Seaspan’s performance required by accounting principles generally accepted in the United States.

August 12 to September 30
Net earnings	$5,094
Add:
Depreciation	2,277
Interest expense, net	203
Amortization of deferred financing fees	240
Net cash flows before cash interest payments	7,814
Less:
Cash interest paid	—
Cash available for distribution	$7,814

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Prospectus filed with the SEC on August 8, 2005. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations and Media Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-482-8777

Ms. Nina Devlin/Ms. Erin Moore
Brunswick Group
Tel: 212-333-3810

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